UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

October 31, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR FINALIZING DRILL ASSAY DATA AND FIELD EXPLORATION RESULTS ON ITS ELDORADO & CONTACT LAKE IOCG & URANIUM TARGET AREAS

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has completed its Phase 1 & 2 drilling and field exploration work program at the Company’s Eldorado-Glacier Lake permit area located on the north side of Echo Bay (the “Eldorado-Glacier Lake Permit Area”) and Contact Lake permit area located south of Echo Bay (the “Contact Lake Permit Area”).  The Company’s work program has confirmed widespread poly-metallic mineralization at the various target areas in both drill core and exploration sampling. The Company has implemented a quality-control program to ensure best practices in the sampling and analysis of drill core. Drill core and rock samples were bagged and sealed by South Bay Exploration Ltd and it’s supervised personnel and was transported by plane to Acme Analytical Laboratories Ltd. (“ACME”) in Yellowknife, NT and subsequently transported to ACME’s laboratories located in Vancouver, British Columbia for assaying. ACME is a registered analytical lab for analysis by ICP-MS and ICP-FA techniques. The Company has shipped over 7000 drill core and surface exploration samples for assaying. Preliminary analysis has identified a number of mineralized poly-metallic zones which have been encountered in its drill core and in surface exploration sampling. Many of the preliminary samples have returned values that were over normal detection limits and were sent back to ACME for re-assaying to confirm the results.  The Company is currently awaiting final receipt of the assay results and is in the final stages of receiving, compiling and completing its exploration and drill data and intends to release the assay results upon completion of their compilation which the Company expects to occur over the course of the fall and winter 2006/2007.

THE ELDORADO URANIUM MINE - ELDORADO URANIUM DISTRICT

The Eldorado uranium mine formerly mined and produced 15 million pounds of uranium and 8 million ounces of silver plus, copper, nickel, radium, and lead at Eldorado - Port Radium area commencing in 1933.  The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was formerly one of Canada’s principal producers of uranium concentrates during the 1930’s to 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver up until its closure in 1982.  The Company has assembled a highly regarded IOCG & uranium technical group of experts that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current October 31, 2006 spot price for uranium is now $56.00 US per pound.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 670 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,000 acres in size. The Company’s Eldorado & Contact Lake Permit areas are located in the Eldorado Mining District which covers dozens of known or recorded silver, copper, gold, bismuth, molybdenum, tungsten and uranium occurrences in the Proterozoic andesitic stratovolcano complex of the Echo Bay district. The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver which produced 23,779,178 ounces of silver and the Eldorado Uranium produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. The Company is the first mineral exploration company in 75 years to successfully stake, acquire and permit one entirely contiguous land package in this mineral rich region of Canada’s Northwest Territories. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado/Echo Bay Mineral Belt is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in northern Canada. The Company is committed to creating shareholder value.  Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.